

June 15, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA



Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 037/2010**

  Subject: Clarifying the news regarding Government pursues plan to buy THCOM

  Date: June 14, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Panapichon A.

Mr. Anek Pana-apichon
Executive Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

dw 6/21

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. 0107535000257
414 Shinawatra Tower 1, Phahonyothin Rd., Samsennai, Phayathai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 Website http://www.shincorp.com

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
June 15, 2010

SH 037/2010

June 14, 2010

Subject: Clarifying the news regarding Government pursues plan to buy THCOM

To: The President
The Stock Exchange of Thailand

According to the news article by Bangkok Post on June 14, 2010 regarding Government pursues plan to buy Thaicom Plc. (THCOM) from Temasek.

Shin Corporation Public Company Limited (SHIN) would like to clarify in respect of the news that SHIN and THCOM have not been contacted from the government authority for this matter.